信和置業有限公司
SINO LAND COMPANY LIMITED

02 JUN -4 AM 11:38

Our Ref.: SLC-EI/JM-02/CS-0819

8 May, 2002

The Hongkong and Shanghai
Banking Corporation Limited
1 Queen's Road Central,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286, U.S.A.

Attn.: Mr. Kenneth Lopian/
Ms. Jennifer Monaco

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C.20549,
U.S.A.

Attn.: Mr. Frank Zarb

02034535

SUPPL

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Dear Sirs,

LEVEL ONE SPONSORED ADR PROGRAM
-Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of the joint Press Announcement made by the Company and Tsim Sha Tsui Properties Limited dated 7 May, 2002 regarding the proposed issue of Convertible Notes due 2007 published in the South China Morning Post today.

If you require any other information or documents, please feel free to contact the undersigned.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

dlw 6/4

Jean Ma
Assistant Company Secretary

Encl.

c.c. (1) The Bank of New York (Hong Kong) [Attn.: Mr. Michael Cole-Fontayn/Ms. Eugenia Lee]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

H:\Letter-ADR

11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong. 香港九龍尖沙咀梳士巴利道尖沙咀中心11樓至12樓
Tel 電話：(852) 2721 8388 Fax 傳真：(852) 2723 5901 Internet 電子郵件：info@sino-land.com Website 網址：www.sino-land.com

TSIM SHA TSUI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability)

Possible Major Transaction

SINO LAND COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

Proposed Issue of Convertible Notes due 2007

SUMMARY

The Directors announce that Sino Land, the Issuer and Merrill Lynch entered into a conditional purchase agreement dated 7 May 2002 pursuant to which Merrill Lynch acting on behalf of itself and as representative for the other initial purchasers named in the conditional purchase agreement has agreed to purchase the Notes in an aggregate principal amount of HK$1.5 billion. The Notes are convertible into ordinary shares of HK$1.00 each in the share capital of Sino Land at an initial conversion price of HK$4.00 (subject to adjustment), and the payment obligations of the Issuer will be guaranteed by Sino Land. The Issuer has submitted an application for the listing of the Notes on the Luxembourg Stock Exchange.

The Issuer has granted to Merrill Lynch an Option which can be exercised, in whole or in part and on one occasion only, at any time not more than 30 days from the Closing Date, to require the Issuer to issue up to a further HK$375 million in aggregate principal amount of the Optional Notes, on the same terms as, and will rank pari passu with the Notes. In the case of the exercise of the Option in full, the aggregate principal amount of Notes would be HK$1.875 billion.

The Notes will be offered and resold to persons whose ordinary business involves buying, selling or investing in securities, in compliance with any applicable laws and regulations. None of the Notes will be placed to any connected persons (as defined in the Listing Rules) of Sino Land.

Sino Land will apply to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued and allotted upon the exercise of the conversion rights attached to the Notes.

The estimated net proceeds from the issue of the Notes amount to approximately HK$1.46 billion, assuming the Option is not exercised. The proceeds are currently intended to be used for general corporate and working capital purposes of the Group.

Sino Land is owned and controlled as to 51.12% by and is accordingly a subsidiary of TST.

Assuming full conversion of the Notes (including the Optional Notes issued under the exercise of the Option in full), and based on a conversion price of HK$4.00 per Share, the allotment of Shares arising upon conversion of the Notes (including the Optional Notes issued under the exercise of the Option in full) will constitute a major transaction for TST and the approval of shareholders of TST will be required. The controlling shareholder of TST has granted consent in writing to approve the allotment of Shares arising upon conversion of the Notes (including the Optional Notes issued under the exercise of the Option in full). TST will comply with all the relevant requirements of Chapter 14 of the Listing Rules in consultation with the Stock Exchange in respect of the possible major transaction.

INTRODUCTION

The Directors announce that on 7 May 2002 Sino Land entered into the Purchase Agreement with the Issuer and Merrill Lynch in connection with the issue and purchase of the Notes in an aggregate principal amount of HK$1.5 billion plus an Option of HK$375 million.

CONDITIONAL PURCHASE AGREEMENT

Date:	7 May 2002
Parties:	Issuer Merrill Lynch Sino Land as guarantor

Merrill Lynch is the global coordinator and sole bookrunner in respect of the purchase of the Notes.

Subject to the fulfilment of the conditions in the Purchase Agreement, Merrill Lynch, acting on behalf of itself and as representative for the other initial purchasers named in the Purchase Agreement has agreed, amongst other things, to purchase the Notes.

The Notes will be offered and resold to persons whose ordinary business involves buying, selling or investing in securities, in compliance with any applicable laws and regulations. None of the Notes are being offered to the public in Hong Kong and none of the Notes will be placed to any connected persons (as defined in the Listing Rules) of Sino Land.

The Issuer has granted to Merrill Lynch an Option which can be exercised, in whole or in part and on one occasion only, at any time not more than 30 days from the Closing Date to require the Issuer to issue up to a further HK$375 million in aggregate principal amount of Notes. In the case of the exercise of the Option in full, the aggregate principal amount of Notes would be HK$1.875 billion.

CONDITIONS OF THE PURCHASE AGREEMENT

Completion of the Purchase Agreement is conditional upon, amongst other things:

1. the listing and quotation of the Notes on the Luxembourg Stock Exchange having been approved; and,

2. the Stock Exchange granting listing of, and permission to deal in, the Shares to be issued on exercise of the conversion rights attaching to the Notes.

Merrill Lynch may waive these conditions at their discretion.

Subject to the foregoing and completion of all the conditions precedent in the Purchase Agreement, completion of the issue and purchase of the Notes shall take place on the Closing Date.

Status	The Notes will constitute direct, senior, unconditional, unsubordinated and unsecured obligations of the Issuer which are subject to the negative pledge described below and will rank pari passu and without any preference or priority among themselves. The payment obligations of the Issuer in respect of the Notes and Sino Land under the Guarantee (as defined above), respectively, shall, save for such exemption as may be provided by applicable legislation and subject to the negative pledge described below, rank at least equally with all its other respective present and future senior, unsecured and unsubordinated obligations.
Negative pledge	The Issuer and Sino Land will each give a negative pledge in relation to its (and Sino Land's Subsidiaries, as defined in the Terms and Conditions) Relevant Debt. "Relevant Debt" means bonds, notes, debentures or other investment securities (but excluding for the avoidance of doubt instruments commonly referred to as transferable loan certificates) which are for the time being or are capable of being quoted, listed, ordinarily dealt in or traded on any stock exchange or organised over-the-counter market (involving the participation of market makers) or other securities market outside Hong Kong.
Listing	Application has been made for the listing of the Notes on the Luxembourg Stock Exchange. Sino Land will apply to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued upon conversion of the Notes. The Shares will not be listed on the Luxembourg Stock Exchange.

CONVERSION SHARES

Based on a conversion price of HK$4.00 per Share (representing a premium of 18.2 per cent. to a volume weighted average price of the Shares on 7 May 2002 of HK$3.3859):

1. the aggregate principal amount of the Notes of HK$1.5 billion are convertible into approximately 375 million new Shares representing approximately 9.72 per cent. of the existing issued share capital of Sino Land and approximately 8.86 per cent. of the issued share capital of Sino Land as enlarged by the issue of the Conversion Shares; and

2. in the event of the exercise of the Option in full, the aggregate principal amount of the Notes of HK$1.875 billion are convertible into approximately 468.75 million new Shares representing approximately 12.15 per cent. of the existing issued share capital of Sino Land and approximately 10.83 per cent. of the issued share capital of Sino Land as enlarged by the issue of the Conversion Shares.

The Conversion Shares will be issued pursuant to the general mandate given to the Directors at the annual general meeting of Sino Land held on 15 November 2001.

UNDERTAKING

During a period from 7 May 2002 and ending 90 days after the Closing Date, the Issuer and Sino Land will not, without the prior written consent of Merrill Lynch, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any additional Notes or any Shares or any securities convertible into or exercisable or exchangeable for Notes or Shares or (ii) file any registration statement under the United States Securities Act of 1933, as amended, with respect to any of the foregoing or (iii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Notes or Shares, whether any such swap or transaction described in clauses (i) or (ii) above is to be settled by delivery of Notes or Shares or such other securities, in cash or otherwise. The foregoing restriction shall not apply to (A) the Notes to be sold pursuant to the Trust Deed and the Purchase Agreement, (B) any Shares issued by the Issuer upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (C) any Shares issued or options to purchase Shares granted pursuant to employee benefit plans of the Issuer or Sino Land or (D) any Shares issued pursuant to any non-employee director share plan or dividend reinvestment plan. For the avoidance of doubt, Sino Land and the Issuer shall not be prohibited from any of the following: (a) the procuring by Sino Land or its subsidiaries of any bank loans via a syndicated transaction or otherwise and the issue of any instruments relating thereto or the issue of any instruments commonly referred to as transferable loan certificates or (b) a securitisation transaction originated by Sino Land in which there is limited recourse to Sino Land or (c) the issue by Sino Land or its subsidiaries of any non-equity linked bonds or notes.

PRINCIPAL TERMS OF THE NOTES

The principal terms of the Notes, which will be constituted by the Trust Deed, are summarised as follows:

Issuer	Golden Million Finance Corporation
Guarantor	Sino Land
Global coordinator and sole bookrunner	Merrill Lynch
Principal amount	HK$1.5 billion, or up to HK$1.875 billion in the case of the exercise of the Option in full.
Maturity Date	Five years after the date on which the Notes are issued.
Issue price	100 per cent. of the principal amount of the Notes.
Interest	The Notes will bear interest from (and including) the Closing Date at 3.75 per cent. per annum on the principal amount of each Note, payable semi-annually in arrear up to and excluding the Maturity Date.
Conversion rights	Holders of the Notes have the right at any time on and after 20 June 2002 up to the close of business on 14 May 2007 to convert the Notes into Shares. The number of Shares issued on conversion will be determined by dividing the principal amount of the Note to be converted by the Conversion Price in effect on the date of conversion.
Conversion price	The initial conversion price at which a Share will be issued on conversion will be HK$4.00 per Share. The conversion price will be subject to adjustment as provided in the Terms and Conditions.
Redemption at maturity	Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the Terms and Conditions, the Notes will be redeemed at 105.57 per cent. of their principal amount, plus accrued interest, on the Maturity Date.
Redemption at the option of the Issuer	The Issuer may, on or at any time after 21 May 2004 and prior to the Maturity Date, redeem all, or from time to time, redeem some only, of the Notes at the relevant Early Redemption Amount (as defined and set out in the Terms and Conditions) plus interest accrued to the date of redemption if (i) the Closing Price (as defined in the Terms and Conditions) for each of 30 consecutive Trading Days (as defined in the Terms and Conditions), shall be at least 115 per cent. of the conversion price in effect on such Trading Day; or (ii) at least 90 per cent. in principal amount of the Notes has already been redeemed, converted or purchased and cancelled.
Redemption at the option of the Noteholders	The Notes may be redeemed in whole or in part, at the option of the Noteholders, (i) on the third anniversary of the Closing Date of the Notes at 103.184 per cent. of their principal amount plus accrued interest; and/or (ii) at the relevant redemption date in the event of occurrence of a Change of Control (as defined in the Terms and Conditions) in Sino Land at the relevant Early Redemption Amount (as defined and set out in the Terms and Conditions) plus interest accrued to the date of redemption.
Form	The Notes will be in registered form only and in denominations of HK$10,000 each or integral multiples thereof. The Notes will be represented by a single global certificate in registered form without coupons attached which will be deposited on or about the Closing Date with a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme.
Guarantee	The due payment of all sums expressed to be payable by the Issuer under the Trust Deed and the Notes will be unconditionally and irrevocably guaranteed by Sino Land.

USE OF THE PROCEEDS

The estimated net proceeds from the issue of the Notes amount to approximately HK$1.46 billion, assuming the Option is not exercised. The proceeds from the issue of the Notes are currently intended to be used for general corporate and working capital purposes of the Group.

REASONS FOR AND BENEFITS OF THE ISSUE OF NOTES

The issue of the Notes will, upon completion, raise immediate net funds for Sino Land of approximately HK$1.46 billion, assuming the Option is not exercised. These funds can be used by the Group for general corporate and working capital purposes. This will enhance the financing flexibility of the Group, which the Directors consider to be beneficial to the Group and the shareholders of Sino Land taken as a whole.

POSSIBLE MAJOR TRANSACTION OF TST

Assuming full conversion of the Notes (including the Optional Notes issued under the exercise of the Option in full), and based on a conversion price of HK$4.00 per Share, the aggregate shareholding of TST in Sino Land will be reduced from approximately 51.12% up to 45.59%. Under Practice Note 13 of the Listing Rules, the allotment of Shares arising upon conversion of the Notes (including the Optional Notes issued under the exercise of the Option in full) will be regarded as a deemed disposal of Sino Land by TST consequent upon Sino Land ceasing to be a subsidiary of TST and will be a major transaction for TST; accordingly the approval of shareholders of TST will be required. However, Mr. Ng Teng Fong who together with his associates presently holding approximately 71.70% of the issued share capital of TST has granted consent in writing to approve the allotment of Shares arising upon conversion of the Notes (including the Notes issued under the exercise of the Option in full). Accordingly, no further shareholders' approval in general meeting will be required. TST will comply with all the relevant requirements of Chapter 14 of the Listing Rules in consultation with the Stock Exchange in respect of the possible major transaction arising upon the conversion of the Notes.

TERMS USED IN THIS ANNOUNCEMENT

"Closing Date"	21 May 2002
"Conversion Shares"	the Shares to be issued upon conversion of the Notes
"Directors"	directors of Sino Land
"Group"	Sino Land and its subsidiaries and associated companies
"HK$"	Hong Kong dollars, the legal currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issuer"	Golden Million Finance Corporation, a wholly-owned subsidiary of Sino Land incorporated under the laws of the British Virgin Islands
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the fifth anniversary of the Closing Date
"Merrill Lynch"	Merrill Lynch International
"Noteholders"	holders of the Notes
"Notes"	Convertible notes denominated in Hong Kong dollars to be issued by the Issuer and guaranteed by Sino Land under the Purchase Agreement
"Option"	the over-allotment option granted by the Issuer to Merrill Lynch, which can be exercised, in whole or in part on one occasion only at any time not more than 30 days from the Closing Date to require the Issuer to issue up to a further HK$375 million aggregate principal amount of Notes
"Optional Notes"	the additional Notes issued on exercise, in whole or in part, of the Option by Merrill Lynch
"Purchase Agreement"	the conditional Purchase Agreement dated 7 May 2002 entered into between Sino Land, the Issuer and Merrill Lynch in connection with the issue of the Notes
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of Sino Land
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Terms and Conditions"	the terms and conditions of the Notes scheduled to the Purchase Agreement
"Trust Deed"	the trust deed to be entered into between the Issuer, Sino Land and The Bank of New York Limited
"TST"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"US Person(s)"	any US person as defined in Regulation S under the United States Securities Act of 1933, as amended

By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Company Secretary

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 7 May 2002